EXHIBIT 3.1

CERTIFICATE OF DESIGNATION

OF

CLOUDCOMMERCE, INC.

1.  The name of the corporation is CloudCommerce, Inc., a Nevada corporation  (the "Corporation").

2.  By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

This series of the Corporation's Preferred Stock shall be designated "Series B Preferred Stock".  The number of shares constituting the Series B Preferred Stock shall be Twenty Thousand (20,000) shares.  The total face value of this entire series is Two Million Dollars ($2,000,000.00).  Each share of Series B Preferred Stock shall have a stated face value of One Hundred Dollars ($100.00) ("Share Value"), and is convertible into shares of fully paid and non-assessable shares of common stock ("Common Stock") of the Corporation in accordance with Section 3 below.  The Series B Preferred Stock shall have the rights, preferences and privileges set forth below:

Section 1. Dividends.  The holders of outstanding shares of the Series B Preferred Stock (the "Holders") shall be entitled to receive dividends, payable when Series B Preferred Stock is converted to Common Stock by the Holder, out of any assets of the Corporation legally available therefor, at the rate of Ten Percent (10%) per share per annum, payable in preference and priority to any payment of any dividend on the Common Stock.  The right to such dividend on the Series B Preferred Stock shall be cumulative.  At the sole option of the Holder, cumulated dividends can be converted into Common Stock at the Conversion Price in accordance with Section 3 below.  If the Board of Directors shall elect to make further distribution of dividends after all dividends on the Series B Preferred Stock, as required by this Section 1, shall have been paid or declared and set apart for payment to holders of the Series B Preferred Stock, such dividends shall be made equally to all outstanding shares, preferred and common on an as-if converted basis.

Section 2.  Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holder of each outstanding share of the Series B Preferred Stock shall be entitled to receive, out of the assets of the Corporation available for distribution to its shareholders upon such liquidation, whether such assets are capital or surplus of any nature, an amount equal to One Hundred Dollars ($100.00) for each such share of the Series B Preferred Stock (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to such shares), plus all dividends, if any, declared and unpaid thereon as of the date of such distribution, before any payment shall be made or any assets distributed to the holders of the Common Stock, and, after such payment, the remaining assets of the Corporation shall be distributed the holders of Common Stock.

(a)        If the assets to be distributed pursuant to this Section 2 to the holders of the Series B Preferred Stock shall be insufficient to permit the receipt by such holders of the full preferential amounts aforesaid, then all of such assets shall be distributed among such holders of Series B Preferred Stock ratably in accordance with the number of such shares then held by each such holder.

(b)        The sale of all or substantially all of the Corporation's assets, any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 2.

Section 3.  Conversion.  The Series A Preferred Stock shall be subject to conversion into Common Stock upon the following terms and conditions:

(a)        Timing and Mechanics of Conversion. The Holder has the right, at any time, at its election, to convert all or part of the Share Value into shares of Common Stock.  The conversion price shall be $0.004 per share of Common Stock (the "Conversion Price"). The conversion formula shall be as follows: Number of shares receivable upon conversion equals the Share Value divided by the Conversion Price. A conversion notice (the "Conversion Notice") may be delivered to Corporation by method of Holder's choice (including but not limited to email, facsimile, mail, overnight courier, or personal delivery), and all conversions shall be cashless and not require further payment from the Holder. If no objection is delivered from the Corporation to the Holder, with respect to any variable or calculation reflected in the Conversion Notice within 24 hours of delivery of the Conversion Notice, the Corporation shall have been thereafter deemed to have irrevocably confirmed and irrevocably ratified such notice of conversion and waived any objection thereto. The Corporation shall deliver the shares of Common Stock from any conversion to the Holder (in any name directed by the Holder) within three (3) business days of Conversion Notice delivery. If the Corporation is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer ("FAST") program, then upon request of the Holder and provided that the shares to be issued are eligible for transfer under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), or are effectively registered under the Securities Act, the Corporation shall cause its transfer agent to electronically issue the Common Stock issuable upon conversion to the Holder through the DTC Direct Registration System ("DRS"). If the Corporation is not participating in the DTC FAST program, then the Corporation agrees in good faith to apply and cause the approval for participation in the DTC FAST program. The Conversion Price shall be subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Corporation relating to the Corporation's securities or the securities of any subsidiary of the Corporation, combinations, recapitalization, reclassifications, extraordinary distributions and similar events. No fractional shares of the Common Stock shall be issuable upon the conversion of shares of the Series B Preferred Stock and the Corporation shall pay the cash equivalent of any fractional share upon such conversion.

(b)        Conversion Delays. If Corporation fails to deliver shares in accordance with the timeframe stated in this Section 3, then for each conversion, in the event that shares are not delivered by the fourth business day (inclusive of the day of conversion), a penalty of $1,500 per day shall be assessed for each day after the third business day (inclusive of the day of the conversion) until share delivery is made; and such penalty may be converted into Common Stock at the Conversion Price or payable in cash, at the sole option of the Holder (under the Holder's and the Corporation's expectations that any penalty amounts shall tack back to the original date of the issuance of Series B Preferred Stock, consistent with applicable securities laws).

(c)        Limitation of Conversions. In no event shall the Holder be entitled to convert any Series B Preferred Stock, such that upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Series B Preferred Stock or the unexercised or unconverted portion of any other security of the Corporation subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of Series B Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock. For purposes of the proviso of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso, provided, further, however, that the limitations on conversion may be waived by the Holder upon, at the election of the Holder, not less than 61 days prior notice to the Corporation, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver).

Section 4.  Notices.  Any notice required by the provisions of this Certificate of Designation to be given to holders of shares of the Series B Preferred Stock shall be deemed given three days following the date on which mailed by certified mail, return receipt requested, postage prepaid, addressed to such holder at the address last appearing on the books of the Corporation for such holder or given by such holder to the Corporation for the purpose of notice, or if no such address appears or is so given, at the principal office of the Corporation, or upon personal delivery to the aforementioned address.

            Section 5.  Voting Rights.  Except as required by law or as specifically provided herein, the Holders of Series B Preferred shall not be entitled to vote, as a separate class or otherwise, on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting); provided, however, that each Holder of outstanding shares of Series B Preferred shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting..

Section 6.  Protective Provisions.  So long as any shares of the Series B Preferred Stock shall remain outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting together as one class:

(a)    alter or change the rights, preferences or privileges of the shares of the Series B Preferred Stock so as to affect materially and adversely such shares; or

(b)    create any new class of shares having preference over the Series B Preferred Stock.

The Corporation hereby covenants and agrees that the Corporation will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designation, and will at all times carry out all the provisions of this Certificate of Designation and take all action as may be required to protect the rights of the Holders.

Section 7.  Status of Converted Stock.  In the event any shares of the Series B Preferred Stock shall be converted pursuant to Section 3 above, the shares so converted shall be cancelled and shall revert to the Corporation's authorized but unissued Preferred Stock.

Section 8. Transferability.  This Series B Preferred Stock shall be transferable and may be assigned by the Holder, to anyone of its choosing without Corporation's approval subject to applicable securities laws. Lender covenants not to engage in any unregistered public distribution of the Series B Preferred Stock when making any assignments.

By: /s/Andrew Van Noy

Andrew Van Noy
President